[Koor Letterhead]
                                                                       EXHIBIT C

                                                                  April 27, 2000



The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
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Fax: 02-6513940               Fax: 03-5105379
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Dear Sirs,

          Re: Immediate Report - Koor Industries Ltd. (NO. 27/2000) Company No. 52-001414-3

Koor Industries Ltd. (hereinafter: "Koor") hereby announces the following:

1. On April 18, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001NIS per share) of Koor. The total shares acquired this day were 6,670 for a total sum of 2,364,929.30 NIS. (the closing price of said shares on this day was 35,340)

Further on April 23, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of
0.001 NIS per share) of Koor. The total shares acquired this day were 10,037 for a total sum of 3,483,160 NIS. (the closing price of said shares on this day was 34,590)

Further on April 24, 2000 Koor acquired, during regular trading in the Stock Exchange, various quantities at various rates, of ordinary shares (value of 0.001 NIS per share) of Koor. The total shares acquired this day were 5,937 for a total sum of 2,076,755.20 NIS. (the closing price of said shares on this day was 35,120)

2. As stated, Koor acquired a total of 22,644 ordinary shares, which represent 0.1% of its issued share capital.


                                        Yours sincerely,

                                        Shlomo Heller, Adv.
                                        Legal Counsel